  Exhibit 99.1

High Tide to Open First Canna Cabana in Peterborough, Ontario

CALGARY, AB, Oct. 1, 2026 /CNW/ -- High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that, pending regulatory approval, it expects to open its first Canna Cabana location in the City of Peterborough. Once open, this location will bring High Tide's Canadian Canna Cabana store count to 233, including 107 in Ontario.

High Tide Inc., October 1, 2026

"Canna Cabana's growing consumer appeal and strong Ontario performance give us a clear opportunity to keep expanding into communities we have not yet served. Peterborough is another step in that strategy. Recent third-party research ranked Canna Cabana first nationally in brand awareness and as the retailer surveyed consumers shop most often. Our established Ontario stores also generated average revenue of 2.4 times the provincial peer average in June 2026. That combination of consumer preference and strong store performance reinforces my confidence as we prepare to introduce our exceptional value to Peterborough's cannabis consumers," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"For our shareholders, the priority is to translate these competitive strengths into high-quality organic growth, funded by the cash our business generates. Peterborough builds on our recent opening in Lindsay and strengthens our presence across the Kawarthas. We will remain selective on M&A, pursuing opportunities only where the strategic fit and financial returns justify them. With many more exciting locations in our construction pipeline, we look forward to welcoming new ELITE and Cabana Club members and extending Canna Cabana's reach, while maintaining the capital discipline that has brought us this far," added Mr. Grover.

The Company's new Canna Cabana located at 400 Lansdowne Street East in Peterborough, Ontario is expected to begin selling recreational cannabis products and consumption accessories for adult use on October 15, 2026.

The store is located on Lansdowne Street East, one of Peterborough's main commercial arterials, in a plaza anchored by a major grocer and a provincial liquor store, with national apparel and discount retailers and a quick-service restaurant as neighbours. The Company believes that the plaza's grocery and liquor-store co-tenancy may provide recurring customer traffic complementary to Canna Cabana's retail model. This new location builds on the recent opening in Lindsay and strengthens the Company's presence across the Kawarthas.

Grant of RSUs

The Company also announces that its board of directors has approved the grant of an aggregate of 352,674 restricted share units of the Company ("RSUs") to certain directors of the Company.

The RSUs were granted under the Company's omnibus equity incentive plan, effective June 2, 2022, and will vest 12 months following the date of grant. Each RSU entitles the holder to receive one common share of the Company upon vesting, subject to the terms of the plan and the applicable grant agreement. The common shares issuable upon settlement of the RSUs will be subject to a statutory four-month-and-one-day hold period and such additional restrictions as may apply under foreign securities laws.

As directors of the Company received an aggregate of 352,674 RSUs, the granting of RSUs represents a related-party transaction under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The participation of the related parties of the Company is exempt from the formal valuation and minority shareholder approval requirements provided under MI 61-101 in accordance with sections 5.5(a) and 5.7(1)(a) of MI 61-101, as the fair market value of the RSUs granted to related parties does not exceed 25% of the Company's market capitalization.

ABOUT HIGH TIDE

High Tide Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 233 domestic and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario. Excluding British Columbia, where store counts are capped at 8, the Company holds a growing 14% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived products.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company, with a 10.5% share of the German medical cannabis market, built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 22 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2026 for the sixth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Forward-looking information in this press release includes, but is not limited to, statements regarding: the anticipated opening of the Company's new Canna Cabana location in Peterborough, Ontario, including the expected timing of this opening; the receipt and maintenance of the required regulatory approval and authorization; the products expected to be sold at the new location; the Company's expected Canadian and Ontario store counts following the opening; the anticipated consumer response to the new location; the expected benefits of the location and its surrounding trade area, including anticipated customer traffic; the Company's ability to fund organic growth from internally generated cash flow; the number and development of additional locations in the Company's pipeline; and the Company's continued expansion, geographic reach and growth.

Forward-looking information is based on the Company's current expectations, estimates, projections, assumptions and beliefs as of the date of this press release. Material assumptions include assumptions regarding: the timely receipt of all required regulatory approvals and authorizations; completion of construction, fixturing, inspections and other opening requirements on schedule; the availability of personnel, inventory and other resources required to open and operate the location; the accuracy of the Company's assessment of the applicable trade area and consumer demand; the occupancy of the shopping centre; the performance of the Company's existing retail model in the new local market; the availability of internally generated cash flow to fund the Company's expansion plans; and the absence of material adverse changes in applicable laws, regulatory requirements, competitive conditions or economic and market conditions.

Forward-looking information is subject to known and unknown risks and uncertainties that may cause actual results, performance or achievements to differ materially from those expressed or implied. These risks and uncertainties include, among others: delays or failures in obtaining or maintaining required regulatory approvals or authorizations; the possibility that the location may not open; construction, permitting, inspection, landlord-delivery or supply-chain delays; changes to the anticipated opening date; the possibility that the new location may not achieve anticipated customer traffic, sales or operating results; changes in consumer demand; increased competition; changes in the tenant mix or occupancy of the shopping centre; the availability and cost of capital; the Company's ability to generate and make available sufficient internally generated cash flow to fund expansion at the times and in the amounts anticipated; changes in cannabis laws, regulations or licensing requirements; and the other risks described under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to the Company's current annual information form and in the Company's other continuous disclosure filings available under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking information. Although the Company believes that the expectations and assumptions reflected in such information are reasonable, there can be no assurance that they will prove to be correct. Forward-looking information in this press release speaks only as of the date of this press release. The Company undertakes no obligation to update or revise such information to reflect new events or circumstances, except as required by applicable law.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
omar@hightideinc.com
High Tide Inc.
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

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SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2026/01/c4076.html

%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 01-OCT-26